F INANCIAL S TATEMENT

Transamerica Investors Securities, LLC
Year Ended December 31, 2025
With Report of Independent Registered Public
Accounting Firm

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-45671

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Transamerica Investors Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 Mamaroneck Avenue
(No. and Street)

Harrison	NY	10528
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brian Beitzel	(319)355-2802	brian.beitzel@transamerica.com
(Name)	(Area Code – Telephone Number)	(Email Address)

A. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, middle name)

801 Grand Avenue Suite 3100	Des Moines	IA	50309
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TRANSAMERICA INVESTORS SECURITIES, LLC
FINANCIAL STATEMENT
Year Ended December 31, 2025

Contents



Ernst & Young LLP
801 Grand Avenue
Suite 3000
Des Moines, IA 50309

Tel: +1 515 243 2727
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Managers of Transamerica Investors Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Transamerica Investors Securities, LLC (the Company) as of December 31, 2025 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2024.

March 3, 2026

TRANSAMERICA INVESTORS SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
(Dollars in thousands)

Assets

Cash and Cash Equivalents	$	14,309
Distribution fees receivable		2,261
Distribution fees receivable from affiliates		850
Prepaid expenses and other assets		905
Total assets	**$**	**18,325**

Liabilities and member's equity

Liabilities

Marketing and distribution expenses payable	899
Other liabilities	197
Due to affiliates, net	379
Total liabilities	**1,475**
Member's Equity	**16,850**
Total liabilities and member's equity	**$ 18,325**

The accompanying notes are an integral part of this financial statement

TRANSAMERICA INVESTORS SECURITIES, LLC
NOTES TO FINANCIAL STATEMENT
(Dollars in thousands)

1. Organization

Transamerica Investors Securities, LLC (the "Company") is a wholly owned subsidiary of Transamerica Retirement Solutions, LLC ("TRS"), an indirect wholly owned subsidiary of Transamerica Corporation (the "Parent"), which is an indirect wholly owned subsidiary of Aegon LTD, a Bermuda exempted company with liability limited by shares. The Company does not have limitations on its liabilities and reports equity to one class of interest. The Company is a limited purpose broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company offers shares of mutual funds, variable annuity, and non-securities products to TRS's retirement plan customers.

The Company is a single member limited liability company and is treated as a disregarded entity for federal and state income tax purposes. Accordingly, the Company itself is not directly liable for income taxes. The Parent Company is responsible for all federal and state income tax obligations related to the Company. Therefore, no provision for federal or state income taxes has been included in this financial statement.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statement has been prepared in conformity with U.S. generally accepted accounting principles ("U.S. GAAP").

Estimates

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions affecting the reported amounts of assets, liabilities, revenues, and expenses and the disclosures of contingent assets and liabilities. Those estimates are inherently subject to change and actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and Cash Equivalents include cash on deposit and a money market fund with original maturities of three months or less. Cash equivalents are primarily valued at amortized cost, which approximates fair value. The money market fund is valued based at amortized cost, which approximates fair value. At December 31, 2025, the Company had cash accounts, which exceeded federally insured limits, and are therefore not subject to FDIC insurance.

Distribution Fees Receivable

Distribution Fees Receivable represent the accruals for the distribution of non-affiliated mutual fund contracts and 12b-1 or other service fees on non-affiliated mutual funds earned but not yet received.

Distribution Fees Receivable from Affiliates

Distribution Fees Receivable from Affiliates represents the accruals for 12b-1 or other service fees on affiliated mutual funds earned but yet not received. Included also is the reimbursement from Transamerica Financial Life Insurance Company ("TFLIC") and Transamerica Life Insurance Company ("TLIC") for affiliated variable annuities commissions paid on their behalf by TRS in terms of the paymaster agreement. The Company reimburses TRS the full amount of the commissions at the time of payment. TFLIC and TLIC also reimburses the Company for a portion

of the commissions related to insurance products paid on the respective insurer's behalf. Refer to Note 5 for further details on related party transactions.

Prepaid Expenses and Other Assets

Prepaid expenses consist of FINRA renewals where these fees are amortized over the term of the coverage period. Whereas other assets consist of monthly FINRA licensing fees paid directly through the FINRA Central Registration Depository account.

Marketing and Distribution Expenses Payable

Marketing and Distribution Expenses Payable represents the accruals from commissions to brokers due but not yet paid. Refer to Note 5 for further details on related party transactions.

Due to Affiliates, net

The Company is a party to a cost sharing agreement with affiliates in order to facilitate payments associated with employee costs, accounts payable services, underwriting services, payables associated with sales of insurance products, and other miscellaneous expenses. The Company incurs affiliated interest expenses and revenue on these balances, which is in accordance with cost sharing agreement. The Company settles with the Parent regularly. Refer to Note 5 for further details on related party transactions.

Other Liabilities

Other Liabilities consist of audit accruals, FINRA advertising and assessment accruals as expenses incurred but not yet paid, and uncashed commission payments to brokers.

Current Expected Credit Losses

For financial assets measured at amortized cost basis, the Company estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. This estimate of expected credit losses is recorded as an allowance for credit losses and is reported as a valuation adjustment on the balance sheet that is deducted from the asset's amortized cost basis.

Financial assets measured at amortized cost include Distribution Fees Receivable in the Statement of Financial Condition.

Amounts owed to the Company related to these balances are settled within a maximum of six months, with most settling in less than three months. It is the Company's policy to review, as necessary, the credit standing of the counterparties and the Company has had no historical experience of credit loss. As of December 31, 2025, risk of credit loss is considered remote, therefore an allowance for credit losses on the financial assets measured at amortized cost is immaterial.

3. Receivables from Contracts with Customers

The beginning balance of the receivables related to distribution fees was $3,458 whereas the ending receivable balance of $3,111 was reflected under Distribution Fees Receivable and Distribution Fees Receivable from Affiliates on the Statement of Financial Condition.

The beginning and ending receivable balance related to Marketing Concessions from Affiliates was zero for 2025. Refer to Note 5 for further details on related party transactions.

4. Fair Value Measurements and Fair Value Hierarchy

ASC 820, *Fair Value Measurement*, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

In accordance with ASC 820, the Company has categorized its financial instruments into a three-level hierarchy, which is based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the Statement of Financial Condition are categorized as follows:

- *Level 1*. Unadjusted quoted prices for identical assets or liabilities in an active market that the Company has ability to access at measurement date.

- *Level 2*. Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

    a) Quoted prices for similar assets or liabilities in active markets

    b) Quoted prices for identical or similar assets or liabilities in non-active markets

    c) Inputs other than quoted market prices that are observable

    d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means

- *Level 3*. Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Both observable and unobservable inputs may be used to determine the fair value of positions classified in Level 3. The circumstances for using unobservable measurements include those in which there is little, if any, market activity for the assets or liabilities. Therefore, the Company must make assumptions about inputs that a hypothetical market participant would use to value the assets or liabilities.

TRANSAMERICA INVESTORS SECURITIES, LLC
NOTES TO FINANCIAL STATEMENT
(Dollars in thousands)

The following table presents the Company's hierarchy for its assets measured at fair value on a recurring basis at December 31, 2025:

	December 31, 2025			
	Level 1	Level 2	Level 3	Total
Assets				
Money market fund (a)	$ 11,604	$ -	$ -	$ 11,604
Total assets	**$ 11,604**	**$ -**	**$ -**	**$ 11,604**

    (a) Cash equivalents of $11,604 are classified as a level 1 money market mutual fund and is valued at amortized cost, which approximates fair value. Operating cash is not included in the above table.

The carrying values of other financial instruments include accounts receivable and accounts payable approximate fair value because of the short-term nature of these instruments.

5. Related Party Transactions

The Company has an agreement with Transamerica Capital, LLC ("TCL") to receive 12b-1 fees with respect to certain series of Transamerica Funds, an affiliated mutual fund group which are advised by Transamerica Asset Management, Inc. ("TAM") and distributed by TCL, both affiliates. The Company has a $782 due but not received 12b-1 fees as of year ended December 31, 2025, reflected in Commissions and Concessions Receivable from Affiliates on the Statement of Financial Condition.

The Company is a party to a commission reimbursement agreement with affiliated companies, TFLIC and TLIC where the insurance companies agree to reimburse expenses incurred by the Company in the payment of registered variable annuity commissions. The Company also has $68 of Distribution Fees Receivable from Affiliates on the Statement of Financial Condition, which have been paid but are not yet reimbursed by insurance companies.

The Company is a party to a marketing concession agreement with TRS where TRS agrees to pay for the performance of services incurred by the Company. Affiliated amounts are settled throughout the year, and any outstanding amounts are reflected in Due to Affiliates, net on the Statement of Financial Condition.

The Company is a party to a cost-sharing agreement between Transamerica affiliated companies, providing general administrative services as needed. A portion of the Company's operating expenses is paid to subsidiaries of the Parent and represents an allocation of shared expenses among several affiliates. The Company has a $379 payable related to shared expenses as of year ended December 31, 2025, reflected in Due to Affiliates, net on the Statement of Financial Condition.

The Company incurred sales bonus and incentive compensation expenses related to TRS and TLIC registered representatives. The Company has $539 due but unpaid expenses as of year ended December 31, 2025, reflected in Marketing and Distribution Expenses Payable on the Statement of Financial Condition.

The Company recorded marketing and distribution expenses related to commissions paid to TRS in payment of registered variable annuity commissions. The Company has $68 due but unpaid expenses as of year ended December 31, 2025, reflected in Marketing and Distribution Expenses Payable on the Statement of Financial Condition.

(Dollars in thousands)

The Company is party to an agreement with TCL to distribute Transamerica Funds, which is an affiliated mutual fund group which are advised by TAM. The Company has $11 due but unpaid expenses for the year ended December 31, 2025, reflected in Marketing and Distribution Expenses Payable on the Statement of Financial Condition.

During 2025, the Company settled its remaining accrued income taxes from historical participation in the consolidated tax return and written tax allocation agreement. The Company’s settlement was considered a dividend with its Parent recorded as Member Withdrawals, which for the year ended December 31, 2025, totaled $321.

6. Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including mutual funds, variable annuity, and fixed group annuity contracts to TRS’s retirement plan customers. The Company has identified its chief financial officer (“CFO”) as the chief operating decision maker (“CODM”), who uses revenues to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (refer to Note 7), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company’s operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

The measure of reportable segment assets is reported on the Statement of Financial Condition as total assets.

7. Net Capital Requirement

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934. This rule prohibits the Company from engaging in any securities transactions when (a) its aggregate indebtedness exceeds 15 times of its net capital or (b) its net capital is less than a minimum net capital requirement of the greater of $5 or 6 2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate daily. The Company had no subordinated debts outstanding at year end and no amounts were outstanding during the year. At December 31, 2025, the Company had net capital of $12,579 which was $12,481 in excess of its required net capital of $98.

8. Commitments and Contingencies

The Company may, at times, be involved in litigation (including arbitrations), regulatory exams, investigations, actions, and inquiries in the normal course of business.

The Company assesses its liabilities and contingencies utilizing available information. For those matters where it is probable that the Company will incur a loss and the amount of the loss is reasonably estimated, in accordance with FASB ASC No. 450, Contingencies, an accrued liability is established when applicable. These reserves represent the Company’s aggregate estimate of the potential loss contingency at December 31, 2025, and are believed to be sufficient. Such liabilities may be adjusted from time to time to reflect any relevant developments.

9. Subsequent Events

The financial statement is adjusted to reflect events that occurred through March 3, 2026, provided they give evidence of conditions that existed at the balance sheet date.

Events that are indicative of conditions that arose after the balance sheet are disclosed, but do not result in an adjustment of the financial statement itself. No material subsequent events have been identified that require adjustment to or disclosure in the financial statement.